UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated January 3, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: January 3, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

    Amex:DEJ/TSX-V: DEJ

FOR RELEASE:

January 3, 2008

Dejour Retains O&M Partners, LLC

Vancouver, BC, Canada January 3, 2008 – Dejour Enterprises Ltd. (“Dejour”) (AMEX: DEJ/TSX-V: DEJ)

Robert L. Hodgkinson, Chairman & CEO reports the Company has retained O & M Partners to conduct investor relations services focused on introductions and meetings with institutional investors and independent money managers in New York, California, and the mid west.  O & M Partners specializes in its ability to discover high potential companies, identify sector trends and qualify market sentiment. With over 10 years experience O&M focuses on non deal institutional marketing of small and micro cap companies on the TSX, AMEX and NASDAQ. www.oandmpartners.com

The Dejour /O & M Partners contract has a  5 month term, subject to regulatory approval, includes a monthly fee of US $10,000, and the provision of incentive stock options to purchase 125,000 shares @CDN$1.60, vesting over 12 months, subject to regulatory approval.  This contract is extendable for additional months under certain conditions.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com